Exhibit 99.1

Silvercorp Reports Operational Results and Financial Results Release Date for Third Quarter, Fiscal 2024

Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

VANCOUVER, BC, Jan. 15, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports production and sales figures for the third quarter ended December 31, 2023 of fiscal year 2024 ("Q3 Fiscal 2024"). The Company expects to release its Q3 Fiscal 2024 unaudited financial results on Thursday, February 8, 2024 after market close.

Q3 Fiscal 2024 Operational Results

  Gold production of 1,342 ounces, an increase of 22% over Q3 Fiscal 2023;
  Silver equivalent (only silver and gold)1 production of approximately 1.8 million ounces;
  Zinc production of approximately 7.4 million pounds, an increase of 6% over Q3 Fiscal 2023; and
  Lead production of approximately 16.8 million pounds, a decrease of 16% over Q3 Fiscal 2023.
	Third Quarter Fiscal 2024			Third Quarter Fiscal 2023
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated

Production Data
Ore Mined (tonnes)	245,606	99,667	345,273	206,854	89,196	296,050
Ore Milled (tonnes)
Gold ore	12,726	-	12,726	-	-	-
Silver ore	201,475	98,299	299,774	213,830	89,612	303,442
	214,201	98,299	312,500	213,830	89,612	303,442

Head Grades
Silver (gram/tonne)	235	68		262	75
Lead (%)	3.5	1.1		4.0	1.4
Zinc (%)	0.7	2.7		0.7	2.8

Recovery Rates
Silver (%)	94.9	80.3		95.7	83.0
Lead (%)	94.8	90.9		95.4	90.3
Zinc (%)	71.4	90.1		66.4	90.1

Metal production
Gold (ounces)	1,342	-	1,342	1,100	-	1,100
Silver (in thousands of ounces)	1,511	173	1,684	1,674	179	1,853
Silver equivalent (in thousands of ounces)	1,622	173	1,795	1,770	179	1,949
Lead (in thousands of pounds)	14,552	2,211	16,763	17,647	2,412	20,059
Zinc (in thousands of pounds)	2,153	5,251	7,404	2,082	4,892	6,974

Metals sold
Gold (ounces)	1,342	-	1,342	1,100	-	1,100
Silver (in thousands of ounces)	1,536	167	1,703	1,675	185	1,860
Lead (in thousands of pounds)	14,194	2,054	16,248	16,969	2,304	19,273
Zinc (in thousands of pounds)	2,215	5,105	7,320	2,143	4,976	7,119

At the Ying Mining District, 245,606 tonnes of ore were mined, up 19% over Q3 Fiscal 2023, and 214,201 tonnes of ore were milled, a slight increase over Q3 Fiscal 2023. Approximately 1.5 million ounces of silver, 1,342 ounces of gold (or 1.6 million ounces of silver equivalent), 14.6 million pounds of lead, and 2.2 million pounds of zinc were produced, representing increases of 22% and 3%, respectively in gold and zinc, and decreases of 10%, 8% and 18%, respectively, in silver, silver equivalent and lead over Q3 Fiscal 2023.

The decrease in silver and lead production was mainly due to i) lower head grades achieved due to mining sequences; ii) 60,095 tonnes of ores were stockpiled and will be processed in the fourth quarter during the Chinese New Year; and iii) 12,700 tonnes of gold ores were mined and processed with grades of 1.9 grams per tonne ("g/t") gold, 74 g/t silver, 1.0% lead, and 0.1% zinc to produce gravity gold concentrates, silver-gold-lead (copper) concentrate, and zinc concentrate in Q3 Fiscal 2024. The gold recovery rate for gold ores processed was 91.2%.

At the GC Mine, 99,667 tonnes of ore were mined, up 12% over Q3 Fiscal 2023, and 98,299 tonnes of ore were milled, up 10% over Q3 Fiscal 2023. Approximately 173 thousand ounces of silver, 2.2 million pounds of lead, and 5.3 million pounds of zinc were produced, representing decreases of 3% and 8%, respectively, in silver and lead, and an increase of 7% in zinc, over Q3 Fiscal 2023. The decrease in silver and lead production was mainly due to lower head grades achieved due to mining sequences.

Nine Months Ended December 31, 2023 and 2022 Consolidated Operational Results

	Nine months ended December 31, 2023			Nine months ended December 31, 2022
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated

Production Data
Ore Mined (tonnes)	679,990	241,968	921,958	636,819	250,316	887,135
Ore Milled (tonnes)
Gold ore	36,419	-	36,419	-	-	-
Silver ore	599,459	232,824	832,283	642,147	251,114	893,261
	635,878	232,824	868,702	642,147	251,114	893,261

Head Grades
Silver (gram/tonne)	241	72		262	73
Lead (%)	3.5	1.2		3.9	1.3
Zinc (%)	0.7	2.7		0.7	2.8

Recovery Rates
Silver (%)	95.0	81.8		95.7	82.5
Lead (%)	95.1	90.7		95.0	89.6
Zinc (%)	70.7	90.2		62.3	90.1

Metal production
Gold (ounces)	5,352	-	5,352	3,400	-	3,400
Silver (in thousands of ounces)	4,614	440	5,054	5,027	484	5,511
Silver equivalent (in thousands of ounces)	5,080	440	5,520	5,318	484	5,802
Lead (in thousands of pounds)	44,952	5,692	50,644	50,566	6,564	57,130
Zinc (in thousands of pounds)	6,463	12,363	18,826	5,986	13,900	19,886

Metals sold
Gold (ounces)	5,352	-	5,352	3,400	-	3,400
Silver (in thousands of ounces)	4,665	431	5,096	5,083	481	5,564
Lead (in thousands of pounds)	43,471	5,282	48,753	49,316	6,350	55,666
Zinc (in thousands of pounds)	6,510	12,308	18,818	6,060	13,927	19,987

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

_______________________

[1] Silver equivalent is calculated by converting the gold metal quantity to its silver equivalent using the ratio between the net realized selling prices of gold and silver achieved, and then adding the converted amount expressed in silver ounces to the ounces of silver.

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SOURCE Silvercorp Metals Inc

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CO: Silvercorp Metals Inc

CNW 17:15e 15-JAN-24